Exhibit 99.1

Westport Publishes 2015 Annual Shareholder Meeting Results

VANCOUVER, May 1, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, announced today that Westport held its Annual and Special Meeting yesterday in Vancouver, British Columbia with shareholders approving all resolutions presented.

The returning board members re-elected are Warren J. Baker (96% in favour), M.A. (Jill) Bodkin (96% in favour), Joseph P. Caron (96% in favour), David R. Demers (96% in favour), Brenda J. Eprile (96% in favour), Philip B. Hodge (96% in favour), Dezsö J. Horváth (96% in favour), Douglas R. King (96% in favour), and Gottfried (Guff) Muench (96% in favour). John Beaulieu, Chairman Emeritus, did not stand for re-election to the Board of Directors. Douglas G. Pearce, former Chief Executive Officer and Chief Information Officer of the British Columbia Investment Management Corporation (bcIMC), has been elected to join the Board of Directors as a new director (96% in favour).

Doug Pearce has over 35 years of experience in financial management and capital markets. Mr. Pearce was previously the founding Chief Executive Officer and Chief Information Officer of bcIMC from 1999 until his retirement in 2014 and also led bcIMC's predecessor as Director of Investments from 1988. Mr. Pearce was responsible for the safety of bcIMC's globally diversified portfolio under management which demanded his sound investment judgment and a socially responsible perspective while growing the portfolio from C$9.4 billion in 1988 to C$114 billion by 2014. Mr. Pearce brings to the Board of Directors at Westport proven leadership skills in strategy development, risk management, and strong governance practices. Mr. Pearce has a Bachelor of Commerce from the University of Calgary, has completed executive education programs at Harvard Business School and the London School of Business, and holds an ICD.D designation from the Institute of Corporate Directors in Canada.

In addition to the election of directors, resolutions included the appointment of Deloitte LLP as auditors for Westport (99% in favour) and the approval of certain amendments to the Westport's Omnibus Incentive Plan (79% in favour).

The resolutions are fully described in the Management Information Circular of the Company dated March 11, 2015, which can be found on the Westport website: www.westport.com/company/investors/financial. For further insight into our corporate governance policies and practices at Westport, visit the Corporate Governance section of the Westport website: www.westport.com/company/investors/corporate-governance.

Furthermore, Westport announced that the Board of Directors has appointed Salman Manki as General Counsel and Corporate Secretary of Westport.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit www.westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Nicole Adams, Director, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 01-MAY-15